Exhibit 7.1

114 West 47th Street, 19th Floor New York, NY 10036 Telephone: 212.785.9700 Fax: 212.785.0700 www.kbl.com

June 12, 2014

Securities and Exchange Commission
100 F Street NE
Washington, D. C. 20549

We have read the statements that we understand CodeSmart Holdings, Inc. (the "Registrant") will include under Item 4.02 Subsection (a) stating that the previously issued unaudited financial statements for the three months ended March 31, 2014, included in the Company's quarterly report on Form 10-Q and the audited annual financial statements for the fiscal year ended December 31, 2013, included in the Company's Form10-K should not be relied on, and Item 4.02 Subsection (b) regarding errors in the Registrant's revenue recognition policy in the Company's 10-Q and the audited financial statements included in the Company's 10-K.

We agree with such statements regarding our firm.

Respectfully submitted,

/s/ KBL, LLP
KBL, LLP
New York, NY